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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ROADHOUSE GRILL, INC.

(Name of Issuer)

Common Stock,
$0.03 par value per share

(Title of Class of Securities)

76972510

(CUSIP Number)

Stuart D. Ames
Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
150 West Flagler Street
Miami, FL 33130
(305) 789-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 76972510			Page 2 of 7 Pages

1.	Name of Reporting Person: Berjaya Group (Cayman) Limited		I.R.S. Identification Nos. of above persons (entities only): (Foreign person - no number available)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 19,440,786 shares

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 19,440,786

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,440,786 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 66.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP 76972510	Page 3 of 7 Pages
Item 1. Security and Issuer.
     The class of securities to which this Amendment No. 2 to Schedule 13D relates is the Common Stock, par value $0.03 per share (the “Common Stock”), of Roadhouse Grill, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2703-A Gateway Drive, Pompano Beach, Florida 33069.
Item 2. Identity and Background.
     This Schedule is filed by Berjaya Group (Cayman) Limited, a corporation organized under the laws of the Cayman Islands (“Berjaya”), the principal business and offices of which are located at 11th Floor, Menara Berjaya, KL Plaza, 179 Jalan Bukit Bintang, 55100 Kuala Lumpur, Malaysia. Berjaya is a wholly-owned subsidiary of Berjaya Group Berhad, a corporation organized under the laws of Malaysia (“Berjaya Group”). The principal business of Berjaya is to serve as an investment holding company for Berjaya Group. Berjaya Group’s registered offices are located at, 11th Floor, Menara Berjaya, KL Plaza, 179 Jalan Bukit Bintang, 55100 Kuala Lumpur, Malaysia, and its principal business consists of investment holding and the provision of management services.
     Information as to the identity and background of the directors and executive officers of Berjaya and Berjaya Group is set forth in Appendix A attached hereto, which is incorporated herein by reference. All such officers and directors are citizens of Malaysia.
     None of Berjaya, Berjaya Group or, to the best knowledge of Berjaya, any of the directors, executive officers or controlling persons of Berjaya or Berjaya Group has, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable
Item 4. Purpose of Transaction.
     Berjaya intends to maintain its shares of Common Stock (the “Shares”) as an investment until the Merger (as defined in Item 6 below) is consummated, at which point, the Shares will be converted into the right to receive the cash merger consideration provided for in the Merger Agreement (as defined in Item 6 below). However, due to its majority voting interest in the Issuer, Berjaya is able to control major decisions of the Issuer’s corporate policy, elect the Issuer’s entire board of directors and determine the outcome of any major transaction or other matters submitted to the Issuer’s shareholders, including the Merger, and amendments to the Issuer’s articles of incorporation. Shareholders other than Berjaya are therefore likely to have little or no influence on decisions regarding such matters.
     Berjaya may acquire additional shares of Common Stock (subject to availability of Common Stock at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer, upon exercise of the Warrant (as defined in Item 6 below), or otherwise. Alternatively, Berjaya reserves the right, subject to the M.o.D. and the Voting Agreement (each as defined in Item 6 below), to dispose of some or all of its Shares in the open market, in privately negotiated transactions or otherwise, depending upon the course of actions that Berjaya or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by Berjaya with respect to the Common Stock, it should be noted that the possible activities of Berjaya are subject to change at any time.

CUSIP 76972510	Page 4 of 7 Pages
     Except as otherwise stated herein, neither Berjaya nor Berjaya Group has present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     As of the date hereof, Berjaya is the beneficial owner of 19,440,786 Shares, representing 66.5% of the outstanding shares of Common Stock based on 29,220,663 shares of Common Stock outstanding as of November 17, 2005. Berjaya holds all such shares of Common Stock directly of record and possesses sole voting and dispositive power with respect to all of such shares.
     In addition to the shares of Common Stock held directly by Berjaya, Prime Gaming Philippines, Inc., an entity that is 70% owned by Berjaya Group (“Prime”), beneficially owns 1,388,889 shares of Common Stock. Although Berjaya is wholly-owned by Berjaya Group and is therefore an affiliate of Prime, Berjaya has no voting or dispositive power over the shares of Common Stock held by Prime and is therefore not deemed to have beneficial ownership of such shares for purposes of the federal securities laws.
     Except as otherwise reported under Item 3 herein, neither Berjaya, Berjaya Group nor, to the best knowledge of Berjaya, any executive officer, director or controlling person of Berjaya or Berjaya Group, has engaged in any transaction involving the Common Stock in the last 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On April 19, 2001, Berjaya entered into a Memorandum of Deposit (Third Party) (the “M.o.D.”) with The Bank of Nova Scotia, Labuan Branch (the “Bank”), under which Berjaya pledged 6,035,466 Shares (the “Encumbered Shares”) to the Bank as partial security for the obligations of another subsidiary of Berjaya Group to the Bank under a Loan Agreement dated April 19, 2001 (the “Loan Agreement”). A copy of the M.o.D. is attached hereto as Exhibit 3. Under the terms of the Loan Agreement the Bank may elect to vote the Encumbered Shares in its discretion. To date, however, the Bank has not exercised its power to vote the Encumbered Shares. The foregoing summary of the M.o.D. is qualified in its entirety by reference to the full agreement, a copy of which may be found as Exhibit 3 attached hereto.
     Pursuant to a Loan Agreement dated as of August 10, 2005, as amended and restated as of October 6, 2005, Berjaya committed to make loans to the Issuer pursuant a line of credit in the aggregate principal amount of $3,250,000 (the “Line of Credit”). All loans made pursuant to the Line of Credit are non-revolving, bear interest at the rate of 10% per annum, mature on March 31, 2006, are subject to mandatory prepayment in certain events, and are secured by a security interest in all personal property of the Issuer and a mortgage on the Issuer’s restaurant in Columbia, South Carolina (which was sold on November 15, 2005). As of the date of this Report, Berjaya has advanced an aggregate of $3,050,000 under the Line of Credit of which $2,837,827.20 remains outstanding. Reference is made to the Issuer’s Current Report on Form 8-K, filed on November 2, 2005, for more information regarding the Line of Credit and for copies of the loan documents executed in connection therewith. In connection with the Line of Credit, on October 6, 2005, the Issuer granted Berjaya a Warrant to acquire 4,474,337 shares of Common Stock at a price of $0.001 per share (the “Warrant”). The Warrant is exerciseable in whole or in part from time to time commencing on March 1, 2006, and the Warrant expires on March 1, 2007. Under the terms of Warrant, as amended, if the Merger (as defined below) is consummated, the Warrant will be cancelled effective as of the effective date of the Merger. The foregoing summary of the Warrant is qualified in its entirety by reference to the full Warrant and the First Amendment thereto, copies of which may be found as Exhibits 1 and 2 attached hereto, respectively.
     Under the terms of the Line of Credit, it is an event of default if (i) an agreement for a Sale Transaction (defined in the Line of Credit loan agreement to mean a merger involving the Issuer, a sale of all or substantially all of the assets of the Issuer or sale of a controlling interest in the ownership of the Issuer) is not entered into on or prior to October 31, 2005, and (ii) a designee of Berjaya is not appointed to

CUSIP 76972510	Page 5 of 7 Pages
the Board of Directors of the Issuer. Since the Merger Agreement was entered into after October 31, 2005, Berjaya has the right to designate an additional member of the Board of Directors. Berjaya has previously designated Francis Lee, an employee of Berjaya, as such designee but, as of the date hereof, Mr. Lee has not been appointed to the Board of Directors of the Issuer. Effective as of November 17, 2005, the Issuer and Berjaya entered into an amendment to the Line of Credit under which Berjaya waived the default and the Issuer agreed that it would plea Mr. Lee (or another designee of Berjaya reasonably acceptable to the Issuer) or the Issuer’s Board of Directors within 5 business days after Berjaya’s request.
     On November 17, 2005, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Steakhouse Partners, Inc. (“Parent”), a Delaware corporation, RGI Acquisition Inc. (“Merger Sub”), a Florida corporation and wholly-owned subsidiary of Parent, and the Issuer, pursuant to which Parent will acquire the Issuer through the merger of the Merger Sub with and into the Issuer (the “Merger”). In connection with the execution and delivery of the Merger, Berjaya and certain other shareholders of the Issuer entered into a voting agreement (the “Voting Agreement”) with Parent, a copy of which is attached hereto as Exhibit 4. Under the Voting Agreement, Berjaya has agreed to vote the Shares in support of the Merger and against any other transaction in accordance with the provisions of the Voting Agreement. Further, the terms of the Voting Agreement prohibit Berjaya from selling, pledging or otherwise disposing of the Shares and any other Shares which they may later acquire during the term set forth in the Voting Agreement (other than the Encumbered Shares). There can be no assurances, however, that the Merger will be consummated. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the full agreement, a copy of which may be found as Exhibit 4 attached hereto.
     As an inducement to Berjaya to (i) enter into the Voting Agreement and (ii) consent to the Merger Agreement and the Merger as lender under the Line of Credit, Berjaya and the Issuer entered into a letter agreement dated November 17, 2005, a copy of which is attached hereto as Exhibit 5. Pursuant to the letter agreement, upon the closing of the transactions contemplated by the Merger Agreement, the Issuer will pay to Berjaya as cash fee of $850,000. The foregoing summary of the letter agreement is qualified in its entirety by reference to the full agreement, a copy of which may be found as Exhibit 5 attached hereto.
Item 7. Material to be Filed as Exhibits.
1.	Stock Warrant Certificate dated October 6, 2005 (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K dated September 23, 2005, filed on November 2, 2005)

2.	First Amendment to Stock Warrant Certificate dated November 17, 2005 (Filed herewith)

3.	Memorandum of Deposit dated April 1, 2001. (Filed herewith)

4.	Voting Agreement dated as of November 17, 2005 (Filed herewith)

5.	Letter Agreement dated as of November 17, 2005 (Filed herewith)

6.	Letter Agreement dated as of November 17, 2005 (Filed herewith)
[THE REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

CUSIP 76972510	Page 6 of 7 Pages
Signatures
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

BERJAYA GROUP (CAYMAN) LIMITED
By:	/s/ Francis Lee
Francis Lee,
Authorized Signatory

December 5, 2005

CUSIP 76972510	Page 7 of 7 Pages
APPENDIX A
     The information relates to directors and persons who may be deemed to be executive officers of Berjaya Group:

Name and Position
With Berjaya	Employer and Address
Tan Sri Dato’ Tan Chee Sing	Berjaya Group (Cayman) Limited
Director	11th Floor, Menara Berjaya
KL Plaza, 179 Jalan Bukit Bintang
55100 Kuala Lumpur, Malaysia

Robert Yong Kuen Loke
Director
Chan Kien Sing
Director
Freddie Pang Hock Cheng
Director
The information relates to directors and persons who may be deemed to be executive officers of Berjaya Group Berhad:

Name and Position
with Berjaya Group	Employer and Address
Tan Sri Dato’ Seri	Berjaya Group Berhad
Vincent Tan Chee Yioun	11th Floor, Menara Berjaya
Chairman/Chief Executive Officer	KL Plaza, 179 Jalan Bukit Bintang
55100 Kuala Lumpur, Malaysia

Tan Sri Dato’ Tan Chee Sing
Deputy Chairman
Robert Youg Kuen Loke
Executive Director
Chan Kien Sing
Executive Director
Freddie Pang Hock Cheng
Executive Director

Rayvin Tan Yeong Sheik
Executive Director
Vivienne Cheug Chi Fan
Executive Director
Azlan Meah Bin Hj Ahmed Meah
Executive Director
Dato’ Mohd Annuar bin Zaini
Director
Dato’ Suleiman Bin Mohd Noor
Director
Tan Sri Datuk Abdul Rahim Bin Hj Din
Director
Dato’ Hj Mohd Yusoff Bin Jaafar
Director
Mohd Zain Bin Ahmad
Director